Filed by: Dominion Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

For Immediate Release

NextEra Energy and Dominion Energy strengthen historic Virginia benefits package with additional customer and financial safeguards

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Filed testimony reflects strong alignment with key conditions proposed by Commission Staff and the Office of the Attorney General Division of Consumer Counsel ensuring robust financial safeguards and independence for Dominion Energy Virginia.

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Preserves all elements of existing benefits package, including delivering immediate bill relief and long-term affordability through four years of shareholder-funded residential bill credits and continued access to NextEra Energy’s capital, scale and proven ability to buy, build, finance and operate more efficiently.

•	Positions Virginia to meet extraordinary growth in electricity demand while preserving Dominion Energy Virginia’s local leadership and full accountability to the Virginia State Corporation Commission.

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Builds on NextEra Energy’s proven record at Florida Power & Light Company, where typical residential bills are 37% below the national average and reliability is more than 60% better than the national average.

JUNO BEACH, Fla., and RICHMOND, Va., Nov. 3, 2026 — NextEra Energy, Inc. (NYSE: NEE) and Dominion Energy, Inc. (NYSE: D) have filed rebuttal testimony with the Virginia State Corporation Commission strengthening their proposed combination with additional customer and financial protections.

The companies’ testimony reflects strong alignment with key conditions proposed by the Virginia State Corporation Commission Staff and the Office of the Attorney General Division of Consumer Counsel (Consumer Counsel) ensuring robust financial safeguards and independence for Dominion Energy Virginia. Of the 117 conditions proposed by the Commission Staff and the Consumer Counsel, the companies have accepted 101 conditions as proposed and another 13 conditions with enhancements or modifications.

As a result, the companies have strengthened the enhanced package with additional financial and governance safeguards. These measures reinforce Dominion Energy Virginia’s financial separation from affiliated businesses, add independent oversight, strengthen Virginia representation on its board and protect the utility’s financial strength — all while preserving access to NextEra Energy’s capital.

The companies remain confident the merger satisfies Virginia’s legal standard that adequate service to the public at just and reasonable rates will not be impaired or jeopardized by the proposed transaction. In fact, the proposal exceeds the standard by proposing significant benefits in terms of customer affordability, jobs in our service area and development of needed energy resources, as well as in terms of strengthening the parent that would be backing Virginia’s largest utility.

A word from John Ketchum, chairman and CEO of NextEra Energy

“We have already put forward a historic package of benefits for Dominion Energy Virginia customers, workers and communities, and we are going even further. Virginia should not have to choose between relief on electric bills today and affordable, reliable power tomorrow. Our proposal delivers four years of shareholder-funded bill credits for Dominion Energy Virginia customers while putting NextEra Energy’s scale, financial strength and operating experience behind the local Dominion Energy team Virginians know and trust. We have listened carefully to stakeholders, and our filing accepts the vast majority of the additional protections proposed by Commission Staff and the Consumer Counsel while offering targeted alternatives to a limited number of remaining provisions. Together, these commitments strengthen protections for customers while preserving the financial and operating capabilities needed to build and finance Virginia’s energy future more efficiently.”

A word from Bob Blue, chair, president and CEO of Dominion Energy

“Dominion Energy has proudly served Virginia for more than a century. This combination is about building on that legacy. Dominion Energy Virginia would remain locally led and accountable to the State Corporation Commission, supported by NextEra Energy’s financial strength and operational expertise. These additional protections reinforce our commitment to our customers as we continue to reliably and affordably meet Virginia’s growing energy needs.”

The companies’ rebuttal testimony outlines additional commitments designed to address concerns raised by Commission Staff and the Consumer Counsel while preserving Dominion Energy Virginia’s financial strength and ability to serve customers. For the limited number of provisions not accepted as proposed, the companies offered targeted alternatives designed to address the underlying concerns without unnecessarily increasing costs or restricting parent company capital or operational efficiencies that should benefit customers.

Protecting affordability while meeting Virginia’s growing energy needs

The companies’ proposal is designed to deliver both immediate bill relief and long-term affordability. Customers will not pay one cent for this combination. Four years of shareholder-funded residential bill credits and an additional $100 million for EnergyShare would provide near-term assistance, while the combined company’s ability to buy, build, finance and operate more efficiently would help manage customer costs as Virginia’s energy needs continue to grow.

Virginia’s extraordinary growth in electricity demand will require significant investments in new generation, transmission and grid infrastructure, regardless of whether the proposed combination moves forward. Dominion Energy Virginia would be better positioned to meet those challenges with NextEra Energy’s financial strength, scale and proven operating capabilities, helping to manage costs for customers over the long term.

NextEra Energy’s track record at its Florida utility, Florida Power & Light Company (FPL), demonstrates how those capabilities benefit customers. FPL’s typical residential bills are 37% below the national average and 20% lower than two decades ago in inflation-adjusted dollars, while its reliability is more than 60% better than the national average.

A generational investment in Virginia

The proposed combination includes commitments to:

•	Provide four years of shareholder-funded bill credits.

•	Contribute $100 million for EnergyShare for energy assistance and weatherization.

•	Invest $100 million for workforce development and skilled-trades training.

•	Create 1,000 new jobs, including 600 NextEra Energy jobs and approximately 400 jobs with suppliers, contractors and service providers.

•	Maintain Dominion Energy’s current Virginia employee headcount for at least five years.

•	Build a new shareholder-funded office tower in downtown Richmond and maintain dual headquarters.

•	Spend up to $5 billion over five years with Virginia-based manufacturers, contractors, suppliers and service providers through a new Virginia Supplier Program.

Together, these commitments would provide immediate customer relief, support long-term affordability and create significant economic opportunities across the Commonwealth—all while preserving Dominion Energy Virginia’s local leadership, separate regulation and full accountability to the State Corporation Commission.

The proposed combination remains subject to required regulatory approvals and other customary closing conditions. The companies continue to expect the transaction to close in the second half of 2027.

Additional information about the proposed combination, including the filing, is available at DominionNextEraFuture.com.

About NextEra Energy

NextEra Energy, Inc. (NYSE: NEE) is the largest electric power and energy infrastructure company in North America and is a leading provider of electricity to American homes and businesses. Headquartered in Juno Beach, Florida, NextEra Energy is a Fortune 200 company that owns Florida Power & Light Company, America’s largest electric utility, which provides reliable electricity to approximately 12 million people across Florida. NextEra Energy also owns the largest energy infrastructure development company in the U.S., NextEra Energy Resources, LLC. NextEra Energy and its affiliated entities are meeting America’s growing energy needs with a diverse mix of energy sources, including natural gas, nuclear, renewable energy and battery storage. For more information about NextEra Energy companies, visit these websites: www.NextEraEnergy.com, www.FPL.com, www.NextEraEnergyResources.com.

About Dominion Energy

Dominion Energy (NYSE: D), headquartered in Richmond, Va., provides regulated electricity service to 3.6 million homes and businesses in Virginia, North Carolina, and South Carolina, and regulated natural gas service to 500,000 customers in South Carolina. The company is one of the nation’s leading developers and operators of regulated offshore wind and solar power and the largest producer of carbon-free electricity in New England. The company’s mission is to provide the reliable, affordable, and increasingly clean energy that powers its customers every day. Please visit DominionEnergy.com to learn more.

Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this news release, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc. (NextEra Energy) and Dominion Energy, Inc. (Dominion Energy) and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The definitive proxy statement/prospectus filed by Dominion Energy with the Securities and Exchange Commission (SEC) on July  28, 2026 (available at https://www.sec.gov/Archives/edgar/data/715957/000110465926087585/tm2621467-2_defm14a.htm) describes additional risks relating to the proposed transactions and combined company. While the list of factors presented here and the list of factors presented in Dominion Energy’s definitive proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this news release represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This news release is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the pending transactions, NextEra Energy has filed with the SEC the Registration Statement, which includes a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. The Registration Statement was declared effective by the SEC on July 23, 2026, and NextEra filed a definitive joint proxy statement/prospectus with the SEC on July 28, 2026. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the pending transactions. This news release is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PENDING TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the definitive joint proxy statement/prospectus and other documents containing important information about NextEra Energy, Dominion Energy and the pending transactions filed or that will be filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Media and Investor Contacts

NextEra Energy media contact: (561) 694-4442, media.relations@nexteraenergy.com

NextEra Energy investor relations contact: Michael Dowling, (561) 694-4697, investors@nexteraenergy.com

Dominion Energy media contact: Jeremy Slayton, 804-771-6115, jeremy.l.slayton@dominionenergy.com

Dominion Energy investor relations contact: David McFarland, (804) 819-2438, David.M.McFarland@dominionenergy.com